Item 77I Deutsche Global Inflation Fund,
Deutsche High Income Fund, and
Deutsche Short Duration Fund (each a
series of Deutsche Income Trust)

The Class B shares of each of Deutsche Global
Inflation Fund, Deutsche High Income Fund, and
Deutsche Short Duration Fund were converted to
Class A shares effective on or about February 10, 2016. Effective on or about February 12, 2016, each
Fund's "Class B" class of shares was terminated by action of the Fund's Board of Trustees. The conversion of each Fund's Class B shares was not a taxable event and no CDSC charges were imposed at the time of exchange.